

Mail Stop 3720

March 28, 2007

Mr. Hitoshi Owada
Director and Managing Executive Officer
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan

> **Re: Advantest Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed June 28, 2006**
> **File No. 1-4996**

Dear Mr. Owada:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director